Filed Pursuant to Rule 433
Registration Nos. 333-231185
and 333-231185-01
September 7, 2021
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated September 7, 2021)

Issuer:	Southern Company Gas Capital Corporation
Guarantor:	Southern Company Gas
Security:	Series 2021A 3.15% Senior Notes due September 30, 2051
Expected Ratings:*	Baa1 (Stable) / A- (Negative) / BBB+ (Stable) (Moody’s/ Standard & Poor’s/Fitch)
Size:	$450,000,000
Initial Public Offering Price:	99.114% of the principal amount
Maturity Date:	September 30, 2051
Benchmark Treasury:	2.375% due May 15, 2051
Benchmark Treasury Yield:	1.966%
Spread to Treasury:	+123 basis points
Re-offer Yield:	3.196%
Optional Redemption:
Make-Whole Call:	Prior to March 30, 2051 at T+20 basis points
Par Call:	On or after March 30, 2051 at 100%
Coupon:	3.15%
Interest Payment Dates:	March 30 and September 30 of each year, beginning March 30, 2022
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	8426EP AE8/US8426EPAE81
Trade Date:	September 7, 2021
Expected Settlement Date:	September 10, 2021 (T+3)
Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC MUFG Securities Americas Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC
Co-Managers:	BMO Capital Markets Corp. Huntington Securities, Inc. KeyBanc Capital Markets Inc. Loop Capital Markets LLC Siebert Williams Shank & Co., LLC Cabrera Capital Markets LLC Penserra Securities LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Southern Company Gas and Southern Company Gas Capital Corporation have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Southern Company Gas and Southern Company Gas Capital Corporation have filed with the SEC for more complete information about Southern Company Gas, Southern Company Gas Capital Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Southern Company Gas, Southern Company Gas Capital Corporation, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Southern Company Gas collect at 1-404-506-0727, BofA Securities, Inc. toll free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, MUFG Securities Americas Inc. toll free at 1-877-649-6848, Scotia Capital (USA) Inc. toll free at 1-800-372-3930 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.